Exhibit 99.1

PRESS RELEASE
July 11, 2023, at 8:30 AM ET
Gambling.com Group Enters Into First International Media Partnership with The Independent
Partnership brings together The Independent’s 20.8M+ unique visitors with Gambling.com Group’s U.K. leadership position and leading player acquisition services for the regulated global online gambling industry
Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Group”), a leading provider of player acquisition services for the regulated global online gambling industry, has extended its reach in the U.K. through a new media partnership with Independent Digital News and Media Limited (“The Independent”), one of the U.K.’s largest digital media publishers. Under the agreement, Gambling.com Group will deliver in-depth and expert sports betting and online casino content for sports enthusiasts to leverage The Independent’s reach, which counts over 20.8 million monthly unique users. The content and exclusive offers will be featured on a special section of The Independent’s website, www.independent.co.uk, making it easier for readers to find everything regarding online gambling in one area.
The partnership with The Independent represents the third major media partnership for Gambling.com Group and follows its previously announced agreements with The McClatchy Company and Gannett -- two of the largest U.S. newspaper publishers. The partnership with The Independent is the first media partnership the Group has entered into outside of the U.S. and offers the Group an additional growth driver in one of its largest and most important markets.
Charles Gillespie, Chief Executive Officer of Gambling.com Group, said, “Gambling.com Group’s sophisticated publishing and monetization systems combined with leading media brands like The Independent is a proven recipe for success, as evidenced by our existing media partnerships. Record numbers of players are visiting our U.K. websites to find the best online bookmakers and casinos. We look forward to collaborating with and driving new revenue for The Independent by demonstrating the benefits of a best-in-class media alliance.”
“Gambling.com Group brings vast U.K. market operating experience having entered the market over 15 years ago. Partnering with Gambling.com Group, which has a strong record of success in the U.K. and a wealth of established partnerships with online gambling brands in the market, is a great benefit for our organization,” said Christian Broughton, Managing Director of The Independent. “We are excited to deliver Gambling.com Group’s authoritative offerings to our highly engaged audience to allow them to make smart, informed decisions.”

The U.K. was one of the first jurisdictions to legalize online gaming nearly 20 years ago, which attracted companies and entrepreneurs from around the world, and the U.K. online gaming market remains larger than any individual U.S. state. By partnering with Gambling.com Group, The Independent gains access to the Group’s proprietary data science platform, award-winning content team and leading expertise in monetizing online gambling traffic.
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For further information, please contact:
Media:
Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com
Jordan Bieber, 5W Public Relations, gdc@5wpr.com

Investors:
Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. The Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the success and benefits of the media partnership between Gambling.com Group and The Independent and increases in revenue, are all forward looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. For a discussion of some of the risks and important factors that could cause actual results to differ materially from our expectations, see the risks and other factors detailed in “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2022, with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2023, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.